) STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-67019~~ 67976

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2010** (MM/DD/YY) AND ENDING **DECEMBER 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LIBERUM CAPITAL INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue, 15th Floor
New York, NY 10017

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender — **646.290.7248** (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berson & Corrado
(Name - *if individual, state last, first, middle name*)

25 West 43rd St, Suite 920	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Liberum Capital Inc** as of **DECEMBER 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

TINA M. DESTRO
Notary Public, State of New York
No. 01DE6122823
Qualified in Erie County
My Commission Expires February 22, 2013

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

FINANCIAL STATEMENTS

DECEMBER 31, 2010

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

TABLE OF CONTENTS

BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Report

To the Stockholder
Liberum Capital Inc.

We have audited the accompanying statement of financial condition of Liberum Capital Inc. (a wholly owned subsidiary of Liberum Capital Limited) as of December 31, 2010 and the related statement of operations, changes in stockholder's deficit, and cash flow for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Liberum Capital Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson + Corrado

Ramsey, New Jersey
February 25, 2011

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2010
ASSETS		
Cash	$	482,184
Deposit with clearing organization		547,796
Receivable from clearing organization		55,727
Prepaid expenses and other assets		81,362
Fixed assets, net		255,788
Security deposit		265,000
Due from parent		10,579
Total assets	$	1,698,436
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	179,701
Taxes payable		2,500
Subordinated loans - parent		2,250,000
Interest payable - parent		68,289
Total liabilities		2,500,490
Stockholder's deficit		
Common stock, $0 par value; 1,000 shares authorized 155 issued and outstanding		155,000
Series A preferred stock, $0 par value; 9,000 shares authorized 3,899 issued and outstanding		3,899,000
Accumulated other comprehensive income		47,795
Accumulated deficit		(4,903,849)
Total stockholder's deficit		(802,054)
Total liabilities and stockholder's deficit	$	1,698,436

See accompanying notes.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF OPERATIONS

		YEAR ENDED DECEMBER 31, 2010
Revenue		
Commissions income	$	3,432,091
Operating expenses		
Employee compensation and benefits		3,854,183
Travel and entertainment		377,318
Market data and research		471,878
Rent		274,021
Insurance expense		233,668
Depreciation		133,497
Consulting and professional fees		189,646
Commissions expense		184,097
Management fees		120,000
Training expense		27,553
Office expense		80,023
Utilities		92,245
Relocation costs		2,500
Total operating expenses		6,040,629
Loss from operations		(2,608,538)
Other expenses		
Interest		47,215
Income taxes		4,403
Total other expenses		51,618
Net loss	$	(2,660,156)

See accompanying notes.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

	Capital Stock	Preferred Stock	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholder's Deficit
Balance - January 1, 2010	$ 155,000	$ 1,599,000	$ 65,215	$ (2,243,693)	$ (424,478)
Issuance of preferred shares	-.-	2,300,000	-.-	-.-	2,300,000
Foreign currency translation adjustment	-.-	-.-	(17,420)	-.-	(17,420)
Net loss	-.-	-.-	-.-	(2,660,156)	(2,660,156)
Balance - December 31, 2010	$ 155,000	$ 3,899,000	$ 47,795	$ (4,903,849)	$ (802,054)

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2010
Cash flows from operations	
Net loss	$ (2,660,156)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	133,497
(Increase) decrease in operating assets:	
Receivable from clearing organization	39,216
Prepaid expenses and other assets	(29,521)
Due to parent	(224,619)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	21,386
Taxes payable	2,500
Interest payable - parent	47,150
Net cash used in operating activities	(2,670,547)
Cash flow from investing activities	
Capital expenditures	(40,396)
Net cash used in investing activities	(40,396)
Cash flow from financing activities	
Proceeds from subordinated loan - parent	500,000
Issuance of preferred stock	2,300,000
Net cash provided by investing activities	2,800,000
Increase in cash	89,057
Cash - beginning of the year	393,127
Cash - end of the year	$ 482,184

See accompanying notes.

Note 1 - Organization and Nature of Operations

Liberum Capital Inc. (the "Company"), a New York corporation organized in February 2008, is a wholly owned subsidiary of Liberum Capital Limited (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), which it received its FINRA approval for membership on January 23, 2009. The Company engages in a general securities business with institutional investors.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable - Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Commissions are also earned on research that is provided by the Parent Company, which the Company presents to its customers.

Clearing Transactions - The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

Property and Equipment - Property and equipment are carried at cost. When assets are sold or retired, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Depreciation is computed on the straight-line basis over the assets' useful lives.

Advertising – The Company expenses the cost of advertising and promotions as incurred.

Income Taxes and Deferred Taxes – The Company has elected to be taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 750, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 2 - Summary of Significant Accounting Policies (continued)

Foreign Currency Translation - Assets and liabilities that are translated use exchange rates in effect at the balance sheet date and revenues and expenses that have occurred throughout the current fiscal year are converted at a weighted-average rate of exchange for the entire year. Resulting translation adjustments are recorded directly in accumulated other comprehensive income which is a separate component of stockholder's equity.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Property and Equipment

Property and equipment at December 31, 2010, consisted of the following:

	2010
Furniture and fixtures	$ 109,516
Equipment	231,469
Leasehold improvements	162,602
	503,587
Accumulated depreciation	(247,799)
	$ 255,788

Depreciation expense for the year ended December 31, 2010 amounted to $133,497.

Note 4 - Operating Lease

The Company occupies office space under a lease agreement that expires in October 2013. Aggregated future minimum annual rental payments under the lease agreement are as follows:

2011	$ 273,525
2012	289,765
2013	247,478
	$ 810,768

Rent expense for the year ended December 31, 2010 amounted to $274,021.

Note 5 - Income Taxes

The income tax expense for the year ended December 31, 2010:

State and local:	
Current	$ 4,403
	$ 4,403

The Company's deferred tax asset at December 31, 2010 amounted to approximately $2,291,000 related to net operating loss carryovers for which the Company recorded a full valuation allowance. As of December 31, 2010, the Company had federal net operating loss carryforward of approximately $4,780,000 that can be deducted against future taxable income. These tax carryforward amounts expire in various years through 2030.

Note 6 - Subordinated Loans - Related Party and Other Related Party Transactions

During May 2009, the Company entered into a subordinated loan agreement with the Parent for working capital; the agreement was accepted by FINRA as a satisfactory subordination agreement. The Company promises to pay the Parent on March 16, 2012 the sum of $500,000 plus interest at the rate of Libor plus 2% per annum from the effective date of the agreement. Payments of all or any part of the loan amount prior to the maturity date may be made by the Company only upon receipt of the prior written approval of FINRA, but in no event may any prepayment be made before the expiration of one year from the date of the agreement. As of December 31, 2010 no payments have been made on this loan.

During June 2009, the Company entered into a subordinated loan agreement with the Parent for working capital; the agreement was accepted by FINRA as a satisfactory subordination agreement. The Company promises to pay the Parent on July 12, 2012 the sum of $500,000 plus interest at the rate of Libor plus 2% per annum from the effective date of the agreement. Payments of all or any part of the loan amount prior to the maturity date may be made by the Company only upon receipt of the prior written approval of FINRA, but in no event may any prepayment be made before the expiration of one year from the date of the agreement. As of December 31, 2010 no payments have been made on this loan.

During December 2009, the Company entered into a subordinated loan agreement with the Parent for working capital; the agreement was accepted by FINRA as a satisfactory subordination agreement. The Company promises to pay the Parent on January 23, 2013 the sum of $750,000 plus interest at the rate of Libor plus 2% per annum from the effective date of the agreement. Payments of all or any part of the loan amount prior to the maturity date may be made by the Company only upon receipt of the prior written approval of FINRA, but in no event may any prepayment be made before the expiration of one year from the date of the agreement. As of December 31, 2010 no payments have been made on this loan.

Note 6 - Subordinated Loans - Related Party and Other Related Party Transactions (continued)

During June 2010, the Company entered into a subordinated loan agreement with the Parent for working capital; the agreement was accepted by FINRA as a satisfactory subordination agreement. The Company promises to pay the Parent on July 30, 2013 the sum of $500,000 plus interest at the rate of Libor plus 2% per annum from the effective date of the agreement. Payments of all or any part of the loan amount prior to the maturity date may be made by the Company only upon receipt of the prior written approval of FINRA, but in no event may any prepayment be made before the expiration of one year from the date of the agreement. As of December 31, 2010 no payments have been made on this loan.

The interest payable to the Parent company on the subordinated loan agreements for the year ended December 31, 2010 amounted to $68,289.

At December 31, 2010 the Company has a receivable from the Parent company totaling $10,579; there are no repayment terms associated with this transaction.

During April 2009, the Company entered into a service agreement with the Parent company. The agreement states that the Parent company will provide execution of transactions and perform services related to the distribution of research published by the Parent company. For the year ended December 31, 2010, the fees for these services amounted to $120,000.

Note 7 – Comprehensive Loss

During 2009, the Company was required to make a deposit with its clearing broker. The deposit amount was 350,000 British Pound. This asset was translated into U.S. dollars using the exchange rate as of the balance sheet date. For the year ended December 31, 2010, the Company recorded a foreign currency translation adjustment of $17,420.

Note 8 – Capital

During 2010, the Company amended its Certificate of Incorporation as filed with the New York State Department of State, Division of Corporation, to provide that the Company shall be entitled to issue 10,000 shares, consisting of 1,000 shares of common stock with no par value and 9,000 shares of preferred stock with no par value. The total of 9,000 shares of preferred stock shall be designated as a series known as Series A Preferred Stock.

The holders of Common Stock shall be entitled to receive dividends out of the funds legally available therefore at 2% above LIBOR at such times and in such amounts. At December 31, 2010 LIBOR was .7839%.

Note 8 – Capital (continued)

Upon liquidation, dissolution or winding up of the Company, each holder of each outstanding share of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution, whether such assets are capital, surplus or earnings before any amount shall be paid or distributed to the holders of the Common Stock or any other series or class of capital stock of the Company ranking on liquidation junior to the Series A Preferred Stock, an amount per share equal to any declared but unpaid dividends to which such holder of Series A Preferred Stock is then entitled.

Note 9 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $677,868, which was $577,868 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.37 to 1.

Note 10 – Indemnifications

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 11 - Cash Segregated under Federal and other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 12 - Concentration of Credit Risk and Other Financial Information

Cash held by financial institution whish exceed the Federal deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year usually exceed the maximum coverage by the FDIC on insured depositor accounts.

Advertising expense for the year ended December 31, 2010 amounted to $14,883.

Note 13 - Other Financial Information

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for	
Taxes	$ 1,903

****

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

		DECEMBER 31, 2010
Total stockholder's deficit	$	(802,054)
Add: Other (deductions) or allowable credits		
Subordinated debt loan - parent		2,250,000
Deductions and/or charges:		
Non - allowable assets		(770,078)
Net capital before haircuts on securities positions		677,868
Haircuts on securities		-.-
Net capital	$	677,868
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requires (6-2/3% of aggregated indebtedness)		16,708
Minimum dollar net capital requirement		100,000
Net capital requirement (greater of above)		100,000
Excess net capital	$	577,868
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	179,701
Taxes payable		2,500
Interest payable - parent		68,289
Aggregate indebtedness	$	250,490
Ratio of aggregate indebtedness to net capital		.37:1.0

There are no material differences between the computation of aggregate indebtedness presented above and the computation of aggregate indebtedness in the Company's unaudited Form X-17A-5, Part II-A, as amended on February 24, 2011.

LIBERUM CAPITAL INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

	DECEMBER 31, 2010
Net capital - per FOCUS Report	$ 680,368
Audit adjustment to record tax provision	(2,500)
Net capital - per audit report	$ 677,868

See independent auditor's report and accompanying notes.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Supplementary Report on Internal Control Required by SEC Rule 17a-5

To the Stockholder
Liberum Capital Inc.

In planning and performing our audit of the financial statements of Liberum Capital Inc. (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governs of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 25, 2011

LIBERUM CAPITAL INC.

AGREED UPON PROCEDURES

DECEMBER 31, 2009

BERSON+CORRADO

Integrated Financial Solutions

www.bersonandcorrado.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder
Liberum Capital Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SPIC") for the year ended December 31, 2010, which were agreed to by Liberum Capital Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Liberum Capital Inc. compliance with the applicable instructions of the General Assessment reconciliation (Form SIPC-7). Liberum Capital Inc.'s management is responsible for Liberum Capital Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (copy of disbursement) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report in intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 25, 2010

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601